Via EDGAR

October 10, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Jessica Livingston

Re:                                            Veritex Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 10, 2018
File No. 333-227161

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritex Holdings, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on October 12, 2018, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

Respectfully,

Veritex Holdings, Inc.

By:	/s/ C. Malcolm Holland, III
Name:	C. Malcolm Holland, III
Title:	Chairman and Chief Executive Officer

cc: Noreen E. Skelly, Veritex Holdings, Inc.

Terry S. Early, Green Bancorp, Inc.

Michael P. Reed, Covington & Burling LLP

Sven G. Mickisch, Skadden, Arps, Slate, Meagher & Flom LLP